ITRONICS, INC.
6490 So. McCarran Blvd.
Bldg C Ste 23
Reno, NV 89509

October 25, 2006

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 7010

Re:	Itronics, Inc.
Request for Withdrawal of Amendment No. 1 to Form SB-2
Filed on October 12, 2006
File No.333-137181

Ladies and Gentlemen:

On behalf of Itronics, Inc. (the “Company”) we hereby make application to the Securities and Exchange Commission (the “Commission”) to withdraw our Amendment No. 1 to Form SB-2 filed on October 12, 2006 (the “Amendment”) due to the fact that the Amendment was transmitted to and accepted by the Commission on October 12, 2006 under File Number “033-18582” rather than File Number “333-137181.” The accession number for the filing is 0001144204-06-041982.

The Company intends to immediately re-file the Amendment under File Number 333-137181.

Please call Arthur S. Marcus of Gersten Savage, LLP at (212) 752-9700 with any questions.

Very truly yours,

ITRONICS, INC.

By:	/s/ John W. Whitney
Dr. John W. Whitney
President